Filed pursuant to Rule 424(b)(3)
File No. 333-250288

PIMCO Dynamic Income Fund

(the “Fund”)

Supplement dated August 6, 2021 to the Fund’s Prospectus, Statement of Additional Information and Prospectus Supplement, each dated November 19, 2020, as supplemented

(respectively, the “Prospectus,” the “SAI” and the “Prospectus Supplement”)

At a Joint Special Meeting of Shareholders of the Fund and PIMCO Income Opportunity Fund (“PKO”) (the “Special Meeting”) held on August 6, 2021, shareholders of the Fund approved the issuance of additional common shares of beneficial interest of the Fund (the “Merger Shares”) to be issued in connection with the reorganization of each of PKO and PIMCO Dynamic Credit and Mortgage Income Fund (“PCI”) (collectively, the “Acquired Funds”) with and into the Fund. In addition, shareholders of PKO approved the Agreement and Plan of Reorganization pursuant to which PKO will be reorganized with and into the Fund.

The Board of Trustees of the Fund has also approved a conditional 0.05% (five basis points) reduction in the annual management fee rate paid by the Fund to PIMCO from 1.15% to 1.10% of the Fund’s average daily total managed assets effective as of the date of the closing of the reorganization of PCI into the Fund.

The reorganizations are currently expected to occur in approximately two to three months (and in any event not earlier than in two months), subject to PIMCO’s market outlook and operational considerations and the satisfaction of applicable regulatory requirements and customary closing conditions. Upon consummation of the reorganizations, the assets and liabilities of the Acquired Funds will be transferred to the Fund in exchange for Merger Shares (and cash in lieu of fractional Merger Shares, if any), based on the Fund’s and each Acquired Fund’s respective net asset value per share at the time of the reorganization. Each reorganization is expected to be a tax-free event for federal income tax purposes.

Following the reorganizations, the Fund will continue to be managed in accordance with its existing investment objectives and strategies as described in the Prospectus, SAI, and Prospectus Supplement.

For more information regarding the Fund or the reorganizations, please call 844-337-4626. The proxy statement/prospectus relating to the reorganizations is also available for free on the Securities and Exchange Commission’s web site (http://www.sec.gov). Please read the most recent Fund prospectus carefully, available for free on PIMCO’s website (https://www.pimco.com/), before making any investment decisions.

Investors Should Retain This Supplement for Future Reference

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